RICE MIDSTREAM PARTNERS LP

400 Woodcliff Drive

Canonsburg, Pennsylvania 15317

December 4, 2014

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Rice Midstream Partners LP
Amendment No. 1 to Registration Statement on Form S-1
Filed November 25, 2014
Response dated November 26, 2014
File No. 333-199932

Ladies and Gentlemen:

Set forth below are the responses of Rice Midstream Partners LP (the “Partnership,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 3, 2014, with respect to Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-199932 (the “Registration Statement”), filed with the Commission on November 25, 2014, and the Response Letter, filed with the Commission on November 26, 2014.

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to pages numbers and captions correspond to the text of the Staff’s comment or the Registration Statement, unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Registration Statement.

The Partnership filed Amendment No. 2 to the Registration Statement on December 4, 2014, which was filed solely to provide certain exhibits to the Registration Statement for the Staff’s review. We also respectfully submit to the Staff on a supplemental basis the attached proposed changed pages to the Registration Statement, which are attached as Exhibit A to this letter. These changes reflect information regarding the number of common units proposed to be sold in the offering and the proposed price range of the common units to be sold in the offering, which information has been updated from the proposed changed pages submitted to the Staff on November 26, 2014. The purpose of these attached proposed changed pages is to provide certain information to the Staff as early as possible in order to facilitate the Staff’s review of the Registration Statement. Furthermore, we also respectfully submit to the Staff on a supplemental basis the attached proposed changed pages to the Registration Statement, which are attached as Exhibit B to this letter. These changes reflect information that the Partnership intends to update in connection with its filing of Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

Securities and Exchange Commission

December 4, 2014

The Partnership respectfully requests that the Staff consider the information in the attached Exhibit A and Exhibit B as part of its review of the Registration Statement. The Partnership would greatly appreciate being in a position to print preliminary prospectuses and launch its roadshow immediately after filing its next amendment to the Registration Statement.

After receiving confirmation that the Staff has no further comments to the Registration Statement following review of the Partnership’s responses set forth above and the attached proposed changed pages in Exhibit A and Exhibit B, the Partnership advises the Staff that these revisions will be reflected in Amendment No. 3 that we will file through EDGAR.

Amendment No. 1 to Registration Statement on Form S-1 filed November 25, 2014

Our Cash Distribution Policy and Restrictions on Distributions, page 61

1.	We note your disclosure on page 64 addressing the period between the end of the historical pro forma period and the beginning of the projected pro forma period. Please confirm to us whether there are any events that have occurred or are expected to occur during the period after the end of the historical pro forma period and the beginning of the projected pro forma period that would cause the omitted period to materially change the results of the projected or historical period if such period was included.

RESPONSE:

We acknowledge the Staff’s comment, and respectfully submit that we do not believe that there are any events that have occurred or are expected to occur during the period after the end of the historical pro forma period and the beginning of the projected pro forma period that would cause the omitted period to materially change the results of the projected or historical period if such omitted period was included in the applicable historical or projected period. We will continue to monitor for such intervening events, and to the extent any such event occurs that would materially change the results of the projected or historical period, we will revise our disclosure accordingly in a future amendment to the Registration Statement.

Response dated November 26, 2014

Dilution, page 59

2.	Please show us how you calculated pro forma net tangible book value of $338.4 million or $5.74 per common unit after the offering and predecessor net tangible book value of $8.70 per common unit before the offering. Explain to us if your calculations considered goodwill and all intangible assets.

RESPONSE:

Securities and Exchange Commission

December 4, 2014

We have revised the disclosure on page 59 included within Exhibit A to this letter, to revise our pro forma net tangible book value calculation to exclude goodwill and intangible assets. In addition, we have provided below an explanation of the calculation of our pro forma net tangible book value.

(in thousands, except per unit data)
Predecessor parent net equity	$295,826
Less: goodwill	38,335
Less: intangible assets, net	48,199

Predecessor net tangible book value	$209,292

Increase in net tangible book value per common unit attributable to purchasers in the offering	465,620
Decrease in net tangible book value per common unit attributable to the assignment of current assets to Rice Midstream Holdings	(2,860)
Decrease in net tangible book value per common unit attributable to the distribution of Pennsylvania water distribution assets to Rice Midstream Holdings	(19,311)
Increase in net tangible book value per common unit attributable to the assignment of current liabilities to Rice Midstream Holdings	37,066
Decrease in net tangible book value per common unit attributable to the reimbursement of Rice Energy for capital expenditures incurred prior to this offering	(195,327)
Decrease in net tangible book value per common unit attributable to the distribution to Rice Energy	(242,593)

Pro forma net tangible book value	$251,887

Common Units – Public	25,000
Common Units – Rice Energy	3,754

Total Common Units	28,754
Total Subordinated Units	28,754

Pro forma net tangible book value per common unit after the offering	$4.38

Predecessor net tangible book value	209,292
Common Units – Rice Energy	3,754
Total Subordinated Units	28,754

Predecessor net tangible book value per common unit before the offering	$6.44

Securities and Exchange Commission

December 4, 2014

Rice Midstream Partners LP Pro Forma Balance Sheet, page F-6

3.	Please ensure the lettering of the adjustments is consistent with page F-8, particularly as it relates to parent net equity.

RESPONSE:

We have revised the lettering of the adjustments on page F-6 included within Exhibit A to this letter, to conform to the disclosure on page F-8 of the Registration Statement.

Rice Midstream Partners Predecessor Historical Balance Sheets, page F-20

4.	Please ensure total current liabilities for the pro forma column as of September 30, 2014 is mathematically correct. Please also explain how you calculated the pro forma line item “due to related party.”

RESPONSE:

We have revised the total current liabilities for the pro forma column as of September 30, 2014 on page F-20 of the Registration Statement, which page is attached as Exhibit A. The pro forma line item “due to related party” of $438.1 million is comprised of the following: (i) Predecessor historical affiliate payable of $0.2 million (ii) reimbursement payable to Rice Energy for $195.3 million of capital expenditures incurred with respect to our Predecessor and (iii) cash distribution payable to Rice Energy of $242.6 million.

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Securities and Exchange Commission

December 4, 2014

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

RICE MIDSTREAM PARTNERS LP

By:	/s/ Daniel J. Rice IV
Name:	Daniel J. Rice IV
Title:	Chief Executive Officer

Enclosures

EXHIBIT A

Proposed Changed Pages in Connection with Revised Pricing Information